[redacted]

08028254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 04 2008
Washington, DC
102

SEC FILE NUMBER
8- 51555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOVERNMENT CAPITAL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 MIRON DRIVE
(No. and Street)

SOUTHLAKE (City) TEXAS (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERRY DEBO (817) 421-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. NEAL, P.C.
(Name – *if individual, state last, first, middle name*)

1425 W. PIONEER DR., STE. 112 (Address) IRVING (City) TEXAS (State) 75061 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

Securities and Exchange Commission
RECEIVED
FEB 04 2008
Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D'ANNE BOWDEN CARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVERNMENT CAPITAL SECURITIES CORPORATION, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Monica L McNeely
My Commission Expires
04/11/2011

NOTARY PUBLIC STATE OF TEXAS

D'Anne Carson
Signature

PRESIDENT
Title

Monica L. McNeely
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- * ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- * ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*EXEMPT, NOT APPLICABLE

GOVERNMENT CAPITAL

SECURITIES CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2007 and 2006

CONTENTS

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Government Capital Securities Corporation

We have audited the accompanying balance sheets of Government Capital Securities Corporation as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Capital Securities Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.C. Neal, P.C.

R.C. Neal, P.C.

Irving, Texas
January 25, 2008

1425 W. Pioneer Dr. · Suite 112 · Irving, Texas 75061 · (972) 259-5757

MEMBERSHIPS: American Institute of Certified Public Accountants · Texas Society of Certified Public Accountants

GOVERNMENT CAPITAL SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2007 and 2006

ASSETS

	2007	2006
CASH AND CASH EVIVALENTS	$ 42,702	$ 23,992
PREPAID EXPENSES	253	980
TOTAL CURRENT ASSETS	42,955	24,972
TOTAL ASSETS	$ 42,955	$ 24,972

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
ACCRUED EXPENSES	$ 8,623	$ 8,000
ACCRUED TAXES	200	1,985
TOTAL CURRENT LIABILITIES	8,823	9,985
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	19,990	19,990
Retained earnings (deficit)	14,132	(5,013)
TOTAL STOCKHOLDERS' EQUITY	34,132	14,987
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 42,955	$ 24,972

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

	2007	2006
REVENUES		
Brokerage commissions	$ 304,133	$ 358,456
NASD Member reimbursement	35,000	-
Other	11,500	7,000
	350,633	365,456
EXPENSES		
Legal and professional fees	74,764	70,417
Salaries, commissions and related taxes	94,946	164,315
General and administrative	65,987	79,711
	235,697	314,443
INCOME BEFORE INCOME TAXES	114,936	51,013
INCOME TAXES	791	614
NET INCOME	$ 114,145	$ 50,399

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2005	1,000	$ 10	$ 9,990	$ 29,713	$ 39,713
Additional Contributions to Capital	-	-	10,000	-	10,000
Net Income	-	-	-	50,399	50,399
Distributions to Stockholders	-	-	-	(85,125)	(85,125)
Balance at December 31, 2006	1,000	10	19,990	(5,013)	14,987
Net Income	-	-	-	114,145	114,145
Distributions to Stockholders	-	-	-	(95,000)	(95,000)
Balance at December 31, 2007	1,000	$ 10	$ 19,990	$ 14,132	$ 34,132

GOVERNMENT CAPITAL SECURITIES CORPORTATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 114,145	$ 50,399
Adjustments to reconcile net income to net cash provided by operating activities:		
Net decrease in:		
Accounts receivable	-	7,000
Prepaid expenses	727	269
Net decrease in:		
Accrued expenses	(1,162)	(5,290)
Net cash provided by operating activities	113,710	52,378
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional contributions to capital	-	10,000
Distributions to stockholders	(95,000)	(85,125)
NET CASH USED FOR FINANCING ACTIVITIES	(95,000)	(75,125)
NET INCREASE (DECREASE) IN CASH	18,710	(22,747)
CASH AT BEGINNING OF PERIOD	23,992	46,739
CASH AT END OF PERIOD	$ 42,702	$ 23,992
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes, net	$ 2,576	$ 2,569

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORTATION
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 and 2006

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Government Capital Securities Corporation (Company) was incorporated on January 25, 1999, and became registered with the United States Securities and Exchange Commission as a broker-dealer in February 1999. The Company was established to broker revenue bond offerings primarily in the state of Texas but is also registered to conduct business in Oklahoma, Mississippi, Georgia, and Louisiana.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives commissions in connection with the offering of revenue bond offerings and financial advisory fees. Commissions and financial advisory fees are earned only after the bond offerings and the advisory services are completed.

Management estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes – During 2005, the Company filed an election with the United States Internal Revenue Service ("IRS") to be treated as an S Corporation for federal income tax reporting purposes. The election was accepted by the IRS effective January 1, 2003 and accordingly, the Company is not subject to federal income taxes subsequent to the effective date.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company had net capital of $33,479 and $14,007 at December 31, 2007 and 2006 respectively, which exceeds the $5,000 minimum required. The Company was also in compliance with its ratio of aggregate indebtedness at December 31, 2007 and 2006. The Company's capital exceeds the minimum required levels for each of the states in which it operates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with an affiliate. Effective December 1, 2003, the Company entered into an Operating Agreement with the affiliate whereby the Company is charged a monthly management fee, which is intended to cover various administrative and overhead costs. The management fee is determined on a reasonable and consistent basis that attempts to equate the proportional cost to the proportional benefit derived by the Company. The monthly management fee is payable upon specific request by the affiliate and is subject to adjustment at least annually. Management fees charged by the Company were $36,000 for both 2007 and 2006.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows:

	2007	2006
State franchise taxes	$ 791	$ 614
Total taxes	$ 791	$ 614

SUPPLEMENTARY INFORMATION

GOVERNMENT CAPITAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

NET CAPITAL		
Total stockholders' equity	$	34,132
Less non-allowable assets:		
Prepaid expenses		(253)
Haircuts on time deposits		(400)
TOTAL NET CAPITAL		33,479
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required under Rule 15c3-1		5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$	28,479
AGGREGATE INDEBTEDNESS	$	8,823
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	$	0.26

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

The respondent is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that rule.

GOVERNMENT CAPITAL SECURITIES CORPORTATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2007

NET CAPITAL PER AMENDED FOURTH QUARTER FORM X-17A-5	$	33,479
DIFFERENCES		-
NET CAPITAL PER FINANCIAL STATEMENTS	$	33,479

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

To Management and the Board of Directors of Government Capital Securities Corporation,

In planning and performing our audit of the financial statements of Government Capital Securities Corporation as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered Government Capital Securities Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study (where applicable) of the practices and procedures (including tests of compliance with such practices and procedures) followed by Government Capital Securities Corporation that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-3; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial services relating to customer securities.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies:

Segregation of Accounting Duties – Because of the firm's small size, the firm's accounting function is outsourced and one individual is responsible for all accounting duties. This individual is experienced in all areas of accounting and is responsible for cash disbursements, payroll, accruals, all journal entries, and financial statement preparation. Additionally, all bank statements are received and reconciled by this same person. As mitigating controls to offset the inherent lack of segregation of accounting duties in such a small firm, the financial statements are reviewed twice per month (mid month and month end) by one of the firm's shareholders and once per month (month end) by the firm's independent Financial and Operations Principal ("FinOp"). Accruals and the Regulatory Net Capital calculation are also reviewed monthly by the registered FinOp. Although these timely and effective controls coupled with the firm's extremely low transaction volume serve to mitigate the likelihood of material errors, we recommend that the monthly bank reconciliation be reviewed by either the firm's President or independent FinOp.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

R.C. Neal, P.C.

R.C. Neal, P.C.

Irving, Texas 75061
January 25, 2008

END

1425 W. Pioneer Dr. · Suite 112 · Irving, Texas 75061 · (972) 259-5757